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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Schedule TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Advent Software, Inc.
(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

007974108
(CUSIP Number of Class of Securities' Underlying Common Stock)

Irv H. Lichtenwald
Chief Financial Officer
Advent Software, Inc.
301 Brannan Street, 6th Floor
San Francisco, CA 94107
Tel: (415) 543-7696
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Mark A. Bertelsen, Esq.
J. Rol Williams, Esq.
John Ludlum, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)(3)

$105,048,407	$9,675

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,332,754 shares of common stock of Advent Software, Inc. having an aggregate value of $105,048,407 as of October 23, 2002 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.
(3)	Previously paid.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$9,675
	Form or Registration No.:	Schedule TO
	Filing party:	Advent Software, Inc.
	Date filed:	November 1, 2002
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 1 ("Amendment No. 1") to the Tender Offer Statement on Schedule TO filed by Advent Software, Inc., ("Advent" or the "Company") with the Securities and Exchange Commission on November 1, 2002 (the "Schedule TO"), is the final amendment relating to the offer by the Company (the "Exchange Offer") to exchange certain outstanding options to purchase shares of the Company's common stock held by eligible employees of the Company for new options to purchase shares of the Company's common stock, as set forth in the Schedule TO. This Amendment No. 1 reports the results of the Exchange Offer that occurred under the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options, dated November 1, 2002; (ii) the related memorandum from Peter Caswell dated November 1, 2002; (iii) the Election Form; and (iv) the Withdrawal Form, filed with the Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively. These documents, as amended or supplemented, together constitute the "Disclosure Documents."

        The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in the Schedule TO. Except as amended hereby, all of the terms of the Exchange Offer remain unchanged.

        This Amendment No. 1 amends Item 4 of the Schedule TO to add the following:

Item 4.    Terms of the Transaction.

        The Exchange Offer expired at 5:00 p.m. on December 3, 2002. Participants tendered options to purchase an aggregate of 2,464,589 shares of the Company's common stock, which the Company has accepted for cancellation. Subject to the terms and conditions of the Exchange Offer, the Company will grant new options to purchase an aggregate of 1,917,671 shares of its common stock on June 5, 2003.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

ADVENT SOFTWARE, INC.
/s/ IRV H. LICHTENWALD Irv H. Lichtenwald Executive Vice President and Chief Financial Officer

Date: December 5, 2002

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  Item 4. Terms of the Transaction.
SIGNATURE